UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

( )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 (X)    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For the transition period from April 2, 2006 to December 31, 2006

Commission file number 001-12696

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLANTRONICS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLANTRONICS, INC.
345 Encinal Street
Santa Cruz, California 95060

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plantronics, Inc. 401(k) Plan

Date:  June 28, 2007                                                                                     By: /s/ Richard R. Pickard

                                                                                Richard R. Pickard
Vice President, Legal and
   General Counsel
Plantronics, Inc. on behalf of the
Plan Administrator of the
Plantronics, Inc. 401(k) Plan

PLANTRONICS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
For the Period from April 2, 2006 to December 31, 2006 and
For the Year Ended April 1, 2006

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule - Schedule of Assets (Held at End of Year)	12

Exhibit Index	13

Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Plantronics, Inc.
401(k) Plan

We have audited the financial statements of the Plantronics, Inc 401(k) Plan (the Plan) as of December 31, 2006 and April 1, 2006, and for the period April 2, 2006 to December 31, 2006 and the year ended April 1, 2006, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and April 1, 2006, and the changes in net assets available for benefits for the period April 2, 2006 to December 31, 2006 and the year ended April 1, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 28, 2007

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	April 1,
	2006	2006

Assets:
Investments, at fair value	$81,168,435	$78,071,641
Participant loans	1,669,847	1,558,081

Net assets available for benefits, at fair value	82,838,282	79,629,722

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	417,842	942,584

Net assets available for benefits	$83,256,124	$80,572,306

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period from
	April 2, 2006 to	Year Ended
	December 31,	April 1,
	2006	2006

Additions to net assets attributed to:
Investment income:
Dividends and interest	$560,510	$694,620
Net realized and unrealized appreciation
in fair value of investments	339,033	6,588,239

	899,543	7,282,859

Contributions:
Participants'	4,151,593	5,150,575
Employer's	2,392,334	2,983,954

	6,543,927	8,134,529

Total additions	7,443,470	15,417,388

Deductions from net assets attributed to withdrawals,
distributions, and administrative expenses	4,759,652	4,181,796

Total deductions	4,759,652	4,181,796

Net increase in net assets	2,683,818	11,235,592

Net assets available for benefits:
Beginning of period	80,572,306	69,336,714

End of period	$83,256,124	$80,572,306

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD APRIL 2, 2006 TO DECEMBER 31, 2006
AND THE YEAR ENDED APRIL 1, 2006

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Plantronics, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1968 by Plantronics, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In August 2005, the Company acquired Altec Lansing Technologies, Inc.  As a result, in January 2007, assets totaling approximately $5.8 million were transferred from the Altec Lansing 401(k) Plan to the Plan.

Plan year - Effective April 2, 2006, the Plan’s year end was amended from the Company’s fiscal year end, which ends on the Saturday closest to March 31st, to a calendar year ending December 31st.

Administration - The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Massachusetts Mutual Life Insurance Company (MassMutual) to act as the custodian and to process and maintain the records of participant data and with Investors Bank and Trust Company (IBT) to act as the Plan trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), effective for the Plan year ending after December 15, 2006, applied retroactively for all periods presented, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the Statement of Net Assets Available for Benefits for the periods presented.  The effect of adopting the FSP had no impact on the net assets which have been historically presented at contract value.

Forfeited accounts - Forfeited nonvested accounts will be used to reduce future employer contributions, pay administrative expenses under the Plan, or restore accounts previously forfeited.

Investments - At December 31, 2006 and April 1, 2006, investments of the Plan were held by MassMutual and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, mutual funds and pooled separate accounts are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by MassMutual.  Participant loans are valued at cost, which approximates fair value.

The Plan’s Stable Value Blend consists primarily of an investment in the SF Guaranteed Fund and a money market pooled separate account and, as provided in the FSP, is valued at fair value.

The crediting interest rate on the SF Guaranteed Fund at December 31, 2006 and April 1, 2006 was 4% and 3%, respectively.  The average yield on the SF Guaranteed Fund was 3.9% for the period April 2, 2006 to December 31, 2006 and 3% for the year ended April 1, 2006.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated November 4, 2002.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by MassMutual.  Any purchases and sales of these investments are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.  In addition, the Plan holds shares of Company common stock, which also qualify as a party-in-interest investment.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation up to the amount allowable under the Plan document and current income tax regulations .  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan has been amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes safe harbor matching contributions as defined in the Plan and as approved by the Board of Directors.  During the period April 2, 2006 to December 31, 2006 and for the year ended April 1, 2006, the Company matched $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant’s eligible compensation.

The Company also makes safe harbor non-elective contributions as defined in the Plan and as approved by the Board of Directors.  During the period April 2, 2006 to December 31, 2006 and for the year ended April 1, 2006, the Company made a contribution equal to 3% of the participant’s eligible compensation.  In addition, the Plan also allows for employer matching contributions and employer discretionary contributions; however, no such contributions have been made for the period April 2, 2006 to December 31, 2006 and for the year ended April 1, 2006.

Vesting - Participants are immediately vested in their contributions, the safe harbor matching and non-elective contributions, and the employer matching contributions.  Prior to April 2, 2006 participants were fully vested in the employer’s discretionary contributions, if any, allocated to their account after two years of credited service.  Effective April 2, 2006, the Plan was amended to make participants 100% vested in all employer contributions.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contributions.  Allocation of the Company’s contributions is based on eligible participant contributions or compensation, as defined in the Plan.

Payment of benefits - Upon retirement, death, or termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total vested benefits in a lump sum amount or in annual cash installments, as defined in the Plan.  For participant vested account balances that do not exceed $5,000 but are more than $1,000, the Plan provides for an automatic rollover of the vested account balance to an individual retirement plan, unless the participant elects a direct rollover to an eligible retirement plan or elects to receive a taxable distribution.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the participant’s vested balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2006 carry interest rates ranging from 5.0% to 11.5%.

NOTE 4 - INVESTMENTS

The number of shares of Plantronics, Inc. common stock in the Plantronics Stock Fund (the Fund) was 284,030 as of December 31, 2006 and 267,036 as of April 1, 2006.  The Fund is largely composed of Plantronics, Inc. common stock, purchased on the open market, with a fair value of approximately $6,021,000 and $9,457,000 at December 31, 2006 and April 1, 2006, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund was 435,348 and 408,023 at December 31, 2006 and April 1, 2006, respectively, and the net unit value was $13.83 and $23.18 at December 31, 2006 and April 1, 2006, respectively.

The following table presents the fair values of investments.  The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	December 31,	April 2,
	2006	2006

SF Guaranteed Fund	$13,852,744	$16,838,683
Select Indexed Equity Fund	10,135,994	9,724,495
Fidelity Contrafund	7,711,625	7,388,364
Fidelity Equity Income II Fund	-	6,817,130
Davis New York Venture Fund	7,329,654	-
OFI Premier Global	6,746,135	5,883,596
Plantronics, Inc. Common Stock	6,021,434	9,457,209
Other funds individually less than 5% of net assets	31,040,696	23,520,245

Net assets available for benefits, at fair value	$82,838,282	$79,629,722

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Period from
	April 2, 2006 to	Year Ended
	December 31,	April 1,
	2006	2006

Company common stock	$(3,765,779)	$(605,930)
Mutual funds	969,968	822,909
Pooled separate accounts	3,134,844	6,371,260

	$339,033	$6,588,239

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.  In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Supplemental Schedule

PLANTRONICS, INC.			EIN: 77-0207692
401(k) PLAN			PLAN #002

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	Massachusetts Mutual Life Insurance Company:

*	SF Guaranteed Fund	Guaranteed Investment Contract	$14,270,586
*	Select Indexed Equity Fund	Pooled Separate Account	10,135,994
*	Fidelity Contrafund	Pooled Separate Account	7,711,625
*	OFI Premier Global	Pooled Separate Account	6,746,135
*	American Funds Growth Fund of America	Pooled Separate Account	3,968,617
*	AllianceBernstein International Growth Fund	Pooled Separate Account	3,269,389
*	Babson Capital Premier Money Market Fund	Pooled Separate Account	3,181,428
*	Wells Fargo Advantage Small Cap Disciplined Fund	Pooled Separate Account	2,424,934
*	Select Mid Cap Growth II Fund	Pooled Separate Account	2,060,484
*	PIMCO Total Return Fund	Pooled Separate Account	1,909,703
*	Pioneer Cullen Value Fund	Pooled Separate Account	308,517
	Davis New York Venture Fund	Mutual Fund	7,329,654
	Phoenix Real Estate Securities Fund	Mutual Fund	3,825,983
	Fidelity Puritan Fund	Mutual Fund	3,072,913
	Jennison Small Company Fund	Mutual Fund	2,926,257
	Columbia Mid Cap Value Fund	Mutual Fund	2,422,580
*	Plantronics, Inc.	Common Stock	6,021,434
*	Participant loans	Interest rates ranging from 5.0% to 11.5%	1,669,847
	Holding Account	Holding Account	44

		Total	$83,256,124
*	Party-in-interest

EXHIBIT INDEX

Exhibit Number                               Description

23.1           Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Registered Public Accounting Firm